May 27, 2026

Francisco Salva
Chief Executive Officer
Azitra, Inc.
21 Business Park Drive
Branford, CT 06405

        Re: Azitra, Inc.
            Registration Statement on Form S-1
            Filed May 21, 2026
            File No. 333-296125
Dear Francisco Salva:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Faith L. Charles, Esq.